INVICTUS The Cannabis Company

PRESS RELEASE	December 20, 2018

INVICTUS SIGNS FIVE-YEAR 10,000 KG SUPPLY AGREEMENT WITH DEUTSCHE MEDIZINALCANNABIS IN GERMANY

Vancouver, BC, December 20, 2018 - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) is pleased to announce that its wholly-owned licensed producer, Acreage Pharms Ltd. (“Acreage Pharms”), has entered into a five-year supply and distribution agreement with Deutsche Medizinalcannabis GmbH (“Deutsche Medizinalcannabis”) for a total of 10,000 kgs of dried cannabis flower. Deutsche Medizinalcannabis is an importer and distributor of medical cannabis in Germany with a vast distribution network and direct access to 20,000 pharmacies and a clear focus on product marketing and professional education (see press releases dated June 19, 2018 and September 24, 2018, for further details).

“We are thrilled to partner with Deutsche Medizinalcannabis to supply medical cannabis to the German market. At present, there is insufficient supply to meet patient demand in Germany and this is a great opportunity to expand our distribution and sales beyond Canada,” said George E. Kveton, CEO of Invictus. “Both companies share the same beliefs regarding the importance of product quality and it has been a pleasure working with Deutsche Medizinalcannabis as we prepare our Phase 3 facility at Acreage Pharms to be EU-GMP compliant.”

“Highest medical quality and reliable constant supply is what German patients deserve and what both, Invictus and Deutsche Medizinalcannabis, stand for. It has been a terrific experience to work with Invictus in achieving EU-GMP compliance for their Acreage Pharms facility.” said Cornelius Maurer, Co-Founder and CEO of Deutsche Medizinalcannabis. “Invictus’ supply will ease the product shortage in German pharmacies and lay the foundation for Deutsche Medizinalcannabis to become Germany’s most reliable wholesaler of medical cannabis products. We are excited to further develop our international network of EU-GMP certified suppliers through this partnership.”

Prior to any shipment of dried cannabis flower to the German market, the Company must first obtain an export permit from Health Canada as well as a Good Manufacturing Practice ("EU-GMP") certification, in accordance with the rules governing medicinal products in the European Union. The EU-GMP certification is a requirement to distribute medical cannabis to Germany and across the European Union. Deutsche Medizinalcannabis must in turn obtain an import permit.

For more information, please visit www.invictus-md.com and www.deutschemedizinalcannabis.de

On Behalf of the Board,
George E. Kveton
Chief Executive Officer and Director

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(833) 879-4363

INVICTUS The Cannabis Company

About Deutsche Medizinalcannabis

Deutsche Medizinalcannabis is a German cannabis company founded to bring the highest quality medical cannabis products to Germany and Europe. The company is driven by patient needs and works closely with doctors and pharmacists to secure and maintain the quality of all imported product. At the same time, its cooperation with licensed producers from around the world provides the basis to ensure a steady and reliable supply of medical cannabis. Their experienced management team has been involved with the fast-growing German and European markets of medical cannabis since the earliest stages. They bring together entrepreneurial success, medical and legal expertise as well as sound knowledge of EU-GMP regulations. This unique track record, together with a distribution network that reaches 20,000 pharmacies in Germany will allow Deutsche Medizinalcannabis to become the leading importer and wholesaler of medical cannabis products in Germany.

For more information visit www.deutschemedizinalcannabis.de

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer. To meet growing demand, Invictus is expanding its cultivation footprint, with three cannabis production facilities licensed under the Cannabis Act and Cannabis Regulations in Canada. To accommodate international sales, Invictus’ wholly-owned subsidiary, Acreage Pharms Ltd. (“Acreage Pharms”), has designed and is currently building its Phase 3 purpose-built cultivation facility to be European Union Good Manufacturing Practices (“EU-GMP”) compliant. The Company is targeting up to 50 per cent of production to medical cannabis. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd. (“Future Harvest”), a high-quality fertilizer and nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 70 Health Canada approved strains and a multifaceted distribution strategy including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores. For more information visit www.invictus-md.com.

INVICTUS The Cannabis Company

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Invictus will reach full production capacity on the timeline anticipated by the Company. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

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